Item 7
 BlackRock Advisors, LLC
 BlackRock Financial Management, Inc.
 BlackRock Fund Advisors
 BlackRock Institutional Trust Company, National Association
 BlackRock Investment Management, LLC


*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.